UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _________

Commission file number 000-32891

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

1ST CONSTITUTION BANK 401(k) RETIREMENT SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

1st Constitution Bancorp
2650 Route 130
Cranbury, New Jersey 08512

1st Constitution Bank 401(k) Retirement Savings Plan Financial Statements and Supplementary Information December 31, 2017 and 2016

Table of Contents
December 31, 2017 and 2016
Page
Reports of Independent Registered Public Accounting Firms	1

Financial Statements

Statement of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

Supplementary Information

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	12

Signatures	13

Report of Independent Registered Public Accounting Firm

The Board of Directors, Audit Committee, Management and Plan Participants
1st Constitution Bank 401(k) Retirement Savings Plan
Cranbury, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the 1st Constitution 401(k) Retirement Savings Plan (the Plan) as of December 31, 2017 and the related statement of changes in net assets available for benefits for the year then ended and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Hancock Askew & Co., LLP

We have served as the Plan’s auditor since 2018.

Norcross, Georgia
June 22, 2018

Report of Independent Registered Public Accounting Firm
The Board of Directors, Audit Committee, Management, and Plan Participants
1st Constitution Bank 401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the 1st Constitution Bank 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2016. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

/s/Baker Tilly Virchow Krause, LLP

Iselin, New Jersey
June 22, 2017

1st Constitution Bank 401(k) Retirement Savings Plan
Statement of Net Assets Available for Benefits
December 31, 2017 and 2016
	2017	2016
Assets
Investments, at fair value	$10,719,993	$9,826,122
Cash	19,140	51,415
Notes receivable from participants	305,073	262,939
Total assets	11,044,206	10,140,476
Liabilities	—	11,461
Net assets available for benefits	$11,044,206	$10,129,015

See notes to financial statements

1st Constitution Bank 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2017

Additions to Net Assets Attributed to
Investment income:
Net appreciation in fair value of investments	$958,553
Interest and dividends	290,090

Net investment income	1,248,643

Interest income on notes receivable from participants	12,733

Contributions:
Participant	1,005,592
Employer	353,179
Rollovers	40,370

Total contributions	1,399,141

Total additions	2,660,517

Deductions from Net Assets Attributed to
Benefits paid to participants	1,714,769
Administrative expenses	30,557

Total deductions	1,745,326

Net increase in net assets available for benefits	915,191

Net Assets Available for Benefits
Beginning of year	10,129,015

End of year	$11,044,206

See notes to financial statements

1st Constitution Bank 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

1.	Description of the Plan

The following description of the 1st Constitution Bank 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of 1st Constitution Bank (the “Company” or “Sponsoring Employer”) who have completed 6 months of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan adopted and restated the Summary Plan Description with an effective date of January 1, 2016.

1st Constitution Bank acquired New Jersey Community Bank in 2018. The Plan was amended effective April 11, 2018, in order to grant predecessor service credit for participants who were employed with New Jersey Community Bank. Participants of the New Jersey Community Bank 401(k) Profit Sharing Plan were immediately eligible for participation in the Plan.

Contributions

Each year, participants may contribute up to 100% of pretax annual compensation, as defined by the Plan up to the maximum limits of the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers). The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3 percent of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. Participant contributions to the Plan are recorded in the period that payroll deductions are made from participants. The Company contributes a matching contribution of up to 3 percent of eligible participant compensation, as defined by the Plan. Matching Company contributions are recorded in the same period as participant contributions. Participants direct the investment of all contributions into various investment options offered by the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings, deferrals or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

1st Constitution Bank 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution is based on years of continuous service. Participants are fully vested after three years of credited service, as follows:

Years of Service	Percentage

1 year	0%
2 years	50%
3 years	100%

A year of service for vesting will be determined on the basis of the hours of service method. The participant is credited with a year of service for vesting purposes upon completion of 1,000 hours of service during the Plan year.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Borrowings are secured by the balance in the participant's account and bear an interest rate ranging from 3.25% to 5.25% at December 31, 2017. Principal and interest is paid ratably through bi-weekly payroll deductions. Terms range from one to five years or greater for the purchase of a primary residence. The number of outstanding loans that a participant can have at one time is two loans.

Payment of Benefits

On termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump sum. If the balance is equal to or greater than $5,000, the participant may elect to defer payment. In addition, the Plan allows for hardship distributions if certain criteria are met.

Forfeited Accounts

At December 31, 2017 and 2016, forfeited non-vested accounts totaled $2,196 and $747, respectively. The forfeiture account is used to offset Plan expenses or future Company matching contributions. During 2017, $5,953 was used to reduce Plan administrative expenses.

Cash Account

At December 31, 2017 and 2016, a cash account balance of $19,140 and $51,415, respectively, was in a non-interest bearing cash account.

1st Constitution Bank 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the Plan.

Administration of Plan Assets

The Plan’s assets are administered under a contract with Newport Group as the record keeper. Newport Trust Company acts as the custodian and trustee of the Plan. The custodian invests funds received from contributions, investment sales, interest, and dividend income and makes distribution payments to participants. Certain administrative expenses of maintaining the Plan are paid by the Company.

Payment of Benefits

Benefits are recorded when paid.

3.	Fair Value Measurements

The Plan measures its investments at fair value on a recurring basis in accordance with U.S. GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:
Level 1 - Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

1st Constitution Bank 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

Level 2 - Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets, and other observable inputs.
Level 3 - Fair value is based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and similar techniques.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016. There were no transfers of investments between Level 1 and Level 2 during the years ended December 31, 2017 and 2016. The Plan held no Level 3 investments during 2017 or 2016.
Shares of registered investment companies are valued at the quoted net asset value (“NAV”) of shares held by the Plan at year end.
The Common Collective Trust Fund is valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the Common Collective Trust Fund, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The Plan’s investment in the Common Collective Trust Fund is not subject to any withdrawal or redemption restrictions. The Plan has no unfunded commitments relating to the Common Collective Trust Fund at December 31, 2017 and 2016.
The 1st Constitution Bank Unitized Stock Fund is a fund available to the participants to direct their contributions into. The 1st Constitution Bank Unitized Stock Fund is a unitized fund that fluctuates directly with the value of the securities held in the fund, primarily consisting of 1st Constitution Bancorp Common Stock. The NAV per unit is primarily derived from the Company’s close prices as reported on NASDAQ on the last business day of the Plan year based on the unit equivalent number of shares. In addition, the fund can include short-term investments in a money market account.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017:

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Registered investment companies	$7,929,340	$—	$—	$7,929,340
1st Constitution Bank Unitized Stock Fund	—	2,183,486	—	2,183,486
Total investments in fair value hierarchy	7,929,340	$2,183,486	$—	10,112,826

Investments measured at net asset value (a)				607,167
Total investments at fair value				$10,719,993

1st Constitution Bank 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Registered investment companies	$7,094,897	$—	$—	$7,094,897
1st Constitution Bank Unitized Stock Fund	—	2,315,787	—	2,315,787
Total investments in fair value hierarchy	$7,094,897	$2,315,787	$—	9,410,684

Investments measured at net asset value (a)				415,438
Total investments at fair value				$9,826,122

(a)
Certain investments measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy but are included to permit reconciliation of the fair value hierarchy to the investment line item presented in the Statement of Net Assets Available for Benefits.

4.	Related Party Transactions/Party-in-Interest

The Plan issues loans to participants, which are secured by the participant’s account balances. These transactions qualify as party-in-interest transactions. Newport Group, as the record keeper, is the administrator of these transactions.
Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.
At December 31, 2017 and 2016, the Plan held 292,755 units and 306,593 units, respectively, of 1st Constitution Bancorp Unitized Stock Fund, with a cost basis of $1,384,493 and $862,159, respectively, and a fair value of $2,183,486 and $2,315,787, respectively. Purchased transactions and sales proceeds recorded in 1st Constitution Bancorp Unitized Stock Fund during 2017 were $221,102 and $327,375, respectively.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their Company contributions.

6.	Tax Status

The Internal Revenue Service (“IRS”) has opined and informed Verisight, Inc. by a letter dated March 31, 2014, that the Volume Submitter Profit Sharing Plan with CODA and its underlying trust qualify under the applicable provisions of the Internal Revenue Code (“IRC”) and, therefore, are exempt from federal income taxes. Effective April 1, 2016, Verisight Trust Company unified with The Newport Group changing its name to Newport Trust Company. The Plan has been amended since the date of the opinion letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the

1st Constitution Bank 401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017 there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
As of December 31, 2017 and 2016, the Plan had investments of $2,183,486 and $2,315,787, respectively, that were concentrated in the 1st Constitution Bank Unitized Stock Fund and investments of $2,025,926 and $1,648,271, respectively, in the Black Rock S&P 500 Index Fund.

1st Constitution Bank 401(k) Retirement Savings Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
EIN: 22-2937245 Plan Number: 001
December 31, 2017
				Current
(a)	Identity of Issue (b)	Description of Investment (c)	Cost (d)	Value (e)

	Registered investment company	American Funds American Balanced	N/R	$301,074
	Registered investment company	Pioneer Strategic Income	N/R	59,443
	Registered investment company	American Funds EuroPacific Growth	N/R	254,131
	Registered investment company	American Funds New Perspective	N/R	190,575
	Registered investment company	Prudential Jennison Small Company	N/R	290,525
	Registered investment company	Franklin Growth Series	N/R	707,461
	Registered investment company	Black Rock S&P 500 Index	N/R	2,025,926
	Registered investment company	Oppenheimer Developing Markets	N/R	291,849
	Registered investment company	Pimco Total Return	N/R	273,508
	Registered investment company	Prudential Jennison Mid-Cap Growth	N/R	225,180
	Registered investment company	Delaware Vaue	N/R	285,386
	Registered investment company	T Rowe Price Mid-Cap Value	N/R	455,201
	Registered investment company	T Rowe Price Retirement 2005 Fund	N/R	73,731
	Registered investment company	T Rowe Price Retirement 2010 Fund	N/R	71,286
	Registered investment company	T Rowe Price Retirement 2015 Fund	N/R	65,267
	Registered investment company	T Rowe Price Retirement 2020 Fund	N/R	231,597
	Registered investment company	T Rowe Price Retirement 2025 Fund	N/R	245,957
	Registered investment company	T Rowe Price Retirement 2030 Fund	N/R	610,926
	Registered investment company	T Rowe Price Retirement 2035 Fund	N/R	288,887
	Registered investment company	T Rowe Price Retirement 2040 Fund	N/R	294,183
	Registered investment company	T Rowe Price Retirement 2045 Fund	N/R	79,922
	Registered investment company	T Rowe Price Retirement 2050 Fund	N/R	167,751
	Registered investment company	T Rowe Price Retirement 2055 Fund	N/R	68,445
	Registered investment company	T Rowe Price Retirement 2060 Fund	N/R	1,104
	Registered investment company	Columbia Small Cap Index	N/R	370,025
	Common Collective Trust Fund	Wells Fargo Stable Value Fund	N/R	607,167
*	1st Constitution Bank Unitized Stock Fund	Common Stock	N/R	2,183,486
*	Participant Note Receivables	Interest rates: 3.25%-5.25%	—	305,073
		maturity dates to June 2023
				$11,025,066

*	Party-in-interest transactions as defined by ERISA
	N/R - Cost omitted for participant directed investments

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

1ST CONSTITUTION BANK 401(k) RETIREMENT PLAN
(Name of Plan)

DATE: June 22, 2018	By:	/s/ Dorine M. Nicol
Dorine M. Nicol
Sr. Vice President/Human Resources Director

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm
Exhibit 23.2	Consent of Independent Registered Public Accounting Firm